Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of NOVEMBER, 2014	Commission File Number 1-11854

NATUZZI S.p.A.
(Translation of registrant's name into English)

Via Iazzitiello 47
70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ⃞   No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Third Quarter 2014 Consolidated Financial Results

NATUZZI:SIGNS OF IMPROVEMENT

  NET SALES UP BY 8.2%
  SIGNIFICANT REDUCTION (-12.2%) IN FIXED SG&A COSTS
  10.9% REDUCTION IN QUARTERLY OPERATING LOSS

SANTERAMO IN COLLE, Italy--(BUSINESS WIRE)--November 28, 2014--The Board of Directors of Natuzzi S.p.A. (NYSE:NTZ) (“Natuzzi” or the “Company”) has approved its consolidated financial results for third quarter 2014.

After the meeting of the Board of Directors, the Chief Executive Officer, Pasquale Natuzzi, commented:

“Third quarter financial results highlight the first benefits from those measures announced and implemented during the course of the year: both order flow and turnover increased compared to the same period of the prior year.

The brand and distribution strategy upon which we have built our business plan confirms its validity. Among the factors that have contributed to this result we highlight:

  the new Natuzzi Italia and Natuzzi Editions collections presented during the Milan and High Point fairs and Retail Spring Congress the launch of our Re-Vive armchair within the recliner segment the broadening of our product offering to include living room and bedroom furnishings, as well as beds

The industrial efficiency recovery measures announced in recent quarters and aimed at solving production delays in China and Italy that affected our turnover during the prior two quarters have started to generate the expected benefits. Third quarter turnover was €111.7 million, up 8.2% compared to the same period of 2013. This increase in turnover is meaningful in relative terms if we consider its progression over each of the first three quarters of the year compared to each of the first three quarters of 2013: – 11,2% in the first quarter; -1,2% in the second quarter; and + 8,2%% in the third quarter.

The gradual improvement in productivity within our manufacturing plants over the last few months has positively affected our gross margin, which increased from 25.8% in the second quarter of 2014 to 27.9% in the third quarter of 2014 (a 2.1% improvement), notwithstanding an increase in raw materials.

Furthermore, fixed selling, general and administrative costs fell by 12.2% compared to the third quarter of 2013, both in absolute terms (a €2.8 million reduction), and as a percentage of net sales (a 4.2% reduction on net sales), decreasing from 22.5% of net sales in the third quarter of 2013 to 18.2% of net sales in the third quarter of 2014, which decrease was attributable, in part, to the introduction of rationalization measures designed to optimize our commercial structure.

The actions implemented thus far have allowed Natuzzi to reduce its quarterly operating loss by 10.9% and improve its quarterly EBITDA by 18.9%, as compared to the third quarter of 2013.

We intend to continue implementing our “lean-enterprise” program, designed to improve efficiencies, reduce costs and generate higher operating cash flow.

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Mr. Antonio Cavallera has been appointed Chief HR, IT and Organization Officer of the Natuzzi Group. Antonio holds a degree in Law and has been with the Company since 2006 within the Human Resources department managing the HR Dos Retail, Training & Change program, and HR Commercial activities. In October 2012, Antonio took on the role of Chief Planning, Organization and Corporate Communications Officer, directly reporting to the CEO, and became a member of the Senior Executive Team.

Mr. Umberto Bedini has resigned as Chief Operations Officer of the Natuzzi Group, for personal reasons. The Chief Executive Officer of the Group takes on this responsibility ad interim.

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The Company will host a conference call on Monday December 1, 2014 at 10:00 a.m. U.S. Eastern Time (4.00 p.m. Italian time, or 3.00 p.m. UK time) to discuss financial results.

The dial-in phone numbers for the live conference call are 1-888-359-3624 (toll-free) for persons calling from the U.S. or Canada, and 1-719-785-1753 for those calling from other countries.

A live web cast of the conference call will be available on line at http://www.natuzzi.com/ under the “Investor Relations” section.

A replay of the call will be available shortly after the end of the conference call starting from December 1, 2014 (from 1:00 pm US Eastern time), to January 1, 2015. To access the replay of the conference call, interested persons need to dial 1-877-870-5176 (toll-free) for calls from U.S. and Canada, and 1-858-384-5517 for calls from other countries. The access code for the replay is: 2152906.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements set forth in this press release constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements involve risks and uncertainties that could cause Natuzzi’s actual results to differ materially from those stated or implied by such forward-looking statements. More information about the potential factors that could affect the Company’s business and financial results is included in Natuzzi’s filings with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2013. Natuzzi undertakes no obligation to update any of the forward-looking statements after the date of this press release.

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About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs, manufactures and sells a broad collection of couches, armchairs, home furniture and home accessories. With consolidated revenues of €449.1 million in 2013, Natuzzi is Italy’s largest furniture house and the player with the greatest global reach in its sector, with eight manufacturing plants, twelve commercial offices and more than 1,200 points of sale worldwide. Ethics and social responsibility, innovation, industrial know-how and integrated management of its value chain represent the points of strength that have made the Natuzzi Group a market leader and established Natuzzi as the most recognized furniture brand in the world among consumers of luxury goods. Natuzzi S.p.A. has been listed on the New York Stock Exchange since May 1993. The Company is ISO 9001 and 14001 certified.

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Profit & Loss for the third quarter 2014 & 2013 on the basis of Italian GAAP
(expressed in millions Euro, except per share amounts)

	Three months ended on		Change	Percentage of Sales
	30-Sep-14	30-Sep-13%		30-Sep-14	30-Sep-13

Upholstery net sales	100.1	92.5	8.2%	89.6%	89.6%
Other sales	11.6	10.7	8.3%	10.4%	10.4%
Total Net Sales	111.7	103.3	8.2%	100.0%	100.0%

Consumption (*)	(52.6)	(48.1)	9.5%	-47.1%	-46.5%
Labor	(20.4)	(17.4)	17.0%	-18.3%	-16.9%
Industrial Costs	(7.5)	(7.2)	4.5%	-6.7%	-7.0%
of which: Depreciation, Amortization	(2.9)	(2.5)	17.5%	-2.6%	-2.4%
Cost of Sales	(80.6)	(72.7)	10.8%	-72.1%	-70.4%

Industrial Margin	31.1	30.6	1.9%	27.9%	29.6%

Selling Expenses	(18.6)	(16.2)	15.2%	-16.7%	-15.6%
Transportation	(12.5)	(10.7)	16.4%	-11.2%	-10.4%
Commissions	(2.2)	(1.6)	36.9%	-2.0%	-1.6%
Advertising	(3.9)	(3.8)	2.4%	-3.5%	-3.7%

Other Selling and G&A	(20.4)	(23.2)	-12.2%	-18.2%	-22.5%
of which: Depreciation, Amortization	(1.2)	(1.8)	-30.4%	-1.1%	-1.7%
EBITDA	(3.7)	(4.5)	-18.9%	-3.3%	-4.4%

EBIT	(7.8)	(8.8)	-10.9%	-7.0%	-8.5%

Interest Income/(Costs), Net	(0.5)	(0.2)
Foreign Exchange, Net	(1.5)	(0.4)
Other Income/(Cost), Net	0.9	(8.9)
Earning before Income Taxes	(9.0)	(18.3)		-8.1%	-17.8%

Current taxes	(0.4)	(0.4)		-0.4%	-0.4%

Net Result	(9.4)	(18.7)		-8.4%	-18.1%

Minority interest	(0.0)	0.0

Net Group Result	(9.4)	(18.7)		-8.4%	-18.1%

Net Group Result per Share	(0.17)	(0.34)

Key Figures in U.S. dollars	Three months ended on		Change	Percentage of Sales
(millions)	30-Sep-14	30-Sep-13%		30-Sep-14	30-Sep-13

Total Net Sales	148.0	136.8	8.2%	100.0%	100.0%
Industrial Margin	41.3	40.5	1.9%	27.9%	29.6%
EBIT	(10.4)	(11.7)		-7.0%	-8.5%
Net Group Result	(12.5)	(24.8)		-8.4%	-18.1%
Net Group Result per Share	(0.23)	(0.45)

Average exchange rate (U.S.$ per 1€)	1.3253

(*) Purchases plus beginning stock minus final stock and leather processing

UPHOLSTERY NET SALES BREAKDOWN
GEOGRAPHIC BREAKDOWN
	NET SALES (in €, million)					NET SALES (in seats sold)
	Three months ended on					Three months ended on

AREA	30-Sep-14%		30-Sep-13%		delta	30-Sep-14%		30-Sep-13%		delta
Americas	43.4	43.4%	38.6	41.7%	12.4%	207,517	52.4%	192,939	48.8%	7.6%
Natuzzi	26.0	26.0%	23.3	25.2%	11.6%	100,202	25.3%	95,764	24.2%	4.6%
Private label	17.4	17.3%	15.3	16.5%	13.7%	107,316	27.1%	97,175	24.6%	10.4%

EMEA	42.1	42.1%	40.1	43.4%	4.8%	143,703	36.3%	154,514	39.1%	-7.0%
Natuzzi	34.1	34.1%	28.3	30.6%	20.3%	96,495	24.3%	80,771	20.4%	19.5%
Private label	8.0	8.0%	11.8	12.8%	-32.3%	47,208	11.9%	73,743	18.6%	-36.0%

Asia-Pacific	14.6	14.6%	13.8	14.9%	6.0%	45,161	11.4%	47,991	12.1%	-5.9%
Natuzzi	14.2	14.2%	12.6	13.6%	12.6%	42,627	10.8%	40,103	10.1%	6.3%
Private label	0.4	0.4%	1.1	1.2%	-67.3%	2,534	0.6%	7,888	2.0%	-67.9%

TOTAL	100.1	100.0%	92.5	100.0%	8.2%	396,381	100.0%	395,443	100.0%	0.2%

BREAKDOWN BY BRAND
	NET SALES (in €, million)					NET SALES (in seats sold)
	Three months ended on					Three months ended on

BRAND	30-Sep-14%		30-Sep-13%		delta	30-Sep-14%		30-Sep-13%		delta
Natuzzi	74.3	74.3%	64.3	69.5%	15.6%	239,324	60.4%	216,638	54.8%	10.5%
Private label	25.7	25.7%	28.2	30.5%	-8.8%	157,057	39.6%	178,805	45.2%	-12.2%
TOTAL	100.1	100.0%	92.5	100.0%	8.2%	396,381	100.0%	395,443	100.0%	0.2%

The "Natuzzi" brand includes the Group's three lines of product: Natuzzi Italia, Natuzzi Editions and Natuzi Re-Vive

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Profit & Loss for the first nine months 2014 & 2013 on the basis of Italian GAAP
(expressed in millions Euro, except per share amounts)

	Nine months ended on		Change	Percentage of Sales
	30-Sep-14	30-Sep-13%		30-Sep-14	30-Sep-13

Upholstery net sales	288.3	294.2	-2.0%	89.3%	89.7%
Other sales	34.5	33.8	2.0%	10.7%	10.3%
Total Net Sales	322.8	328.1	-1.6%	100.0%	100.0%

Consumption (*)	(149.2)	(152.1)	-1.9%	-46.2%	-46.3%
Labor	(64.4)	(58.8)	9.5%	-20.0%	-17.9%
Industrial Costs	(20.9)	(21.0)	-0.4%	-6.5%	-6.4%
of which: Depreciation, Amortization	(7.4)	(7.1)	3.8%	-2.3%	-2.2%
Cost of Sales	(234.5)	(231.8)	1.1%	-72.7%	-70.7%

Industrial Margin	88.3	96.2	-8.3%	27.3%	29.3%

Selling Expenses	(51.1)	(49.4)	3.5%	-15.8%	-15.1%
Transportation	(33.7)	(33.4)	1.0%	-10.4%	-10.2%
Commissions	(6.7)	(6.4)	4.4%	-2.1%	-1.9%
Advertising	(10.8)	(9.7)	11.5%	-3.3%	-2.9%

Other Selling and G&A	(65.4)	(69.8)	-6.4%	-20.3%	-21.3%
of which: Depreciation, Amortization	(3.2)	(5.2)	-37.1%	-1.0%	-1.6%
EBITDA	(17.6)	(10.8)		-5.5%	-3.3%

EBIT	(28.3)	(23.1)		-8.8%	-7.0%

Interest Income/(Costs), Net	(1.0)	(0.3)
Foreign Exchange, Net	(0.4)	(1.6)
Other Income/(Cost), Net	(3.0)	(10.2)
Earning before Income Taxes	(32.7)	(35.2)		-10.1%	-10.7%

Current taxes	(1.2)	(3.4)		-0.4%	-1.0%

Net Result	(33.9)	(38.7)		-10.5%	-11.8%

Minority interest	(0.0)	(0.2)

Net Group Result	(33.9)	(38.9)		-10.5%	-11.8%

Net Group Result per Share	(0.62)	(0.71)

Key Figures in U.S. dollars	Nine months ended on		Change	Percentage of Sales
(millions)	30-Sep-14	30-Sep-13%		30-Sep-14	30-Sep-13

Total Net Sales	437.5	444.7	-1.6%	100.0%	100.0%
Industrial Margin	119.6	130.4	-8.3%	27.3%	29.3%
EBIT	(38.3)	(31.3)		-8.8%	-7.0%
Net Group Result	(46.0)	(52.7)		-10.5%	-11.8%
Net Group Result per Share	(0.84)	(0.96)

Average exchange rate (U.S.$ per 1€)	1.3555

(*) Purchases plus beginning stock minus final stock and leather processing

UPHOLSTERY NET SALES BREAKDOWN
GEOGRAPHIC BREAKDOWN
	NET SALES (in €, million)					NET SALES (in seats sold)
	Nine months ended on					Nine months ended on

AREA	30-Sep-14%		30-Sep-13%		delta	30-Sep-14%		30-Sep-13%		delta
Americas	116.4	40.4%	123.1	41.8%	-5.4%	576,076	48.9%	608,753	49.0%	-5.4%
Natuzzi	69.1	24.0%	75.8	25.8%	-8.7%	273,703	23.3%	318,306	25.6%	-14.0%
Private label	47.3	16.4%	47.3	16.1%	-0.1%	302,373	25.7%	290,447	23.4%	4.1%

EMEA	134.6	46.7%	135.3	46.0%	-0.5%	474,302	40.3%	507,095	40.8%	-6.5%
Natuzzi	108.0	37.5%	102.5	34.8%	5.3%	308,387	26.2%	304,837	24.5%	1.2%
Private label	26.7	9.2%	32.8	11.2%	-18.8%	165,915	14.1%	202,259	16.3%	-18.0%

Asia-Pacific	37.2	12.9%	35.8	12.2%	3.9%	126,691	10.8%	126,014	10.1%	0.5%
Natuzzi	35.5	12.3%	32.5	11.1%	9.3%	114,420	9.7%	102,781	8.3%	11.3%
Private label	1.7	0.6%	3.3	1.1%	-49.3%	12,271	1.0%	23,233	1.9%	-47.2%

TOTAL	288.3	100.0%	294.2	100.0%	-2.0%	1,177,069	100.0%	1,241,862	100.0%	-5.2%

BREAKDOWN BY BRAND
	NET SALES (in €, million)					NET SALES (in seats sold)
	Nine months ended on					Nine months ended on

BRAND	30-Sep-14%		30-Sep-13%		delta	30-Sep-14%		30-Sep-13%		delta
Natuzzi	212.7	73.8%	210.8	71.6%	0.9%	696,510	59.2%	725,923	58.5%	-4.1%
Private label	75.6	26.2%	83.4	28.4%	-9.4%	480,559	40.8%	515,939	41.5%	-6.9%
TOTAL	288.3	100.0%	294.2	100.0%	-2.0%	1,177,069	100.0%	1,241,862	100.0%	-5.2%

The "Natuzzi" brand includes the Group's three lines of product: Natuzzi Italia, Natuzzi Editions and Natuzi Re-Vive

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Balance Sheets on the basis of Italian GAAP
(Expressed in millions of Euro)
ASSETS	30-Sep-14	31-Dec-13

Current assets:
Cash and cash equivalents	33.4	61.0
Marketable debt securities	0.0	0.0
Trade receivables, net	91.4	78.9
Other receivables	28.9	48.5
Inventories	94.4	79.0
Unrealized foreign exchange gains	0.0	0.6
Prepaid expenses and accrued income	1.4	1.9
Deferred income taxes	0.4	0.3
Total current assets	249.9	270.2

Non-current assets:
Net property, plant and equipment	133.8	143.6
Other assets	7.6	8.1
Total non-current assets	141.4	151.7

TOTAL ASSETS	391.3	421.9

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Short-term borrowings	23.3	25.0
Current portion of long-term debt	3.4	3.3
Accounts payable-trade	60.5	67.4
Accounts payable-other	26.8	25.8
Unrealized foreign exchange losses	0.5	0.2
Income taxes	1.0	7.1
Deferred income taxes	1.0	1.0
Salaries, wages and related liabilities	15.6	8.3
Total current liabilities	132.0	138.2

Long-term liabilities:
Employees' leaving entitlement	23.9	24.8
Long-term debt	6.5	4.2
Deferred income for capital grants	8.3	8.6
Other liabilities	33.4	34.4
Total long-term liabilities	72.1	72.1

Minority interest	2.9	2.7

Shareholders' equity:
Share capital	54.9	54.9
Reserves	42.8	42.8
Additional paid-in capital	8.4	8.4
Retained earnings	78.2	102.8
Total shareholders' equity	184.3	208.9

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	391.3	421.9

Natuzzi S.p.A. and Subsidiaries
Consolidated Statements of Cash Flows	Nine months ended on
(Expressed in million of Euro)	30-Sep-14	30-Sep-13
Cash flows from operating activities:
Net earnings (loss)	(33.9)	(38.9)

Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	10.7	12.3
Impairment of long lived assets	2.0	-
Deferred income taxes	(0.1)	(0.5)
Minority interest	0.0	0.2
(Gain) loss on disposal of assets	0.1	(0.1)
Unrealized foreign exchange losses (gains)	0.9	0.8
Extraordinary items, net	1.8	11.4
Deferred income for capital grants	(0.3)	(0.3)
Non monetary operating items	15.0	23.8

Change in assets and liabilities:
Receivables, net	(12.8)	10.0
Inventories	(15.4)	(1.3)
Prepaid expenses and accrued income	0.6	0.4
Accounts payable	(6.3)	(8.8)
Income taxes	(6.2)	1.6
Salaries, wages and related liabilities	7.2	2.7
Other assets/liabilities, net	21.6	3.9
Employees' leaving entitlement	-	-
Net working capital	(11.2)	8.6

Net cash generated/(used) by operating activities	(30.1)	(6.5)

Cash flows from investing/restructuring activities:
Property, plant and equipment:
Additions	(6.8)	(6.0)
Disposals	6.9	0.1
Goverment grants received	0.5	-
One time termination benefits	(2.1)	-
Lay-off/Rent penalty dos closure	(0.8)	-
Net cash generated/(used) by investing/restructuring activities	(2.4)	(5.8)

Cash flows from financing activities:
Long-term debt:
Proceeds	5.0	-
Repayments	(2.6)	(2.9)
Short-term borrowings	(1.7)	1.6
Dividends paid to minority interests	-	(0.2)
Net cash generated/(used) by financing activities	0.7	(1.5)

Effect of translation adjustments on cash	4.3	(0.4)

Increase (decrease) in cash and cash equivalents	(27.6)	(14.2)

Cash and cash equivalents, beginning of the year	61.0	77.7

Cash and cash equivalents, end of the period	33.4	63.5

CONTACT:
NATUZZI
INVESTOR RELATIONS
Piero Direnzo, +39.080.8820.812
pdirenzo@natuzzi.com
or
CORPORATE COMMUNICATION
Vito Basile, +39.080.8820.676
(Press Office)
vbasile@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.

(Registrant)

Date:	NOVEMBER 28, 2014	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi